Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
___________

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RE: Van Kampen Comstock Fund
File Numbers 811-01570 and 002-27778
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on February 25, 2010 by Van Kampen Comstock Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 69 to the Fund’s Registration Statement which was filed under the Securities Act and the 1940 Act via IDEA on April 30, 2010.
General

Comment 1	Please confirm that the Fund has made the filings with respect to its fidelity bond required by Rule 17g-1(g) under the 1940 Act for 2005.

Response 1	The Fund confirms that it made the requisite filing for 2005 under Rule 17g-1(g) under the 1940 Act.

Comments to the Prospectus

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets.

Response 2	The Fund notes that such disclosure is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks,” and thus the Fund has not added any additional disclosure.

Comment 3	Please ensure that the Fund includes in its Registration Statement the disclosure required by the Proxy Disclosure Enhancements included in Release IC-29092 effective February 28, 2010.

Response 3	The Fund has included the requisite disclosure in its Registration Statement as requested.

Comment 4	In the section entitled “Summary – Fees and Expenses of the Fund,” please add a line item to the fee table for underlying funds’ expenses, if applicable.

Response 4	The Fund notes that expenses, if any, related to investments in underlying funds are included in the line item “other expenses” as permitted by Instruction 3(f)(i) of Item 3 of Form N-1A.

Comments to the Statement of Additional Information

Comment 5	With respect to disclosure in the section entitled “Investment Objective, Investment Strategies and Risks – Convertible Securities,” please add disclosure regarding junk convertible securities, if applicable.

Response 5	The Fund respectfully notes that such disclosure is currently in the section referenced and thus, the Fund has not added any additional disclosure.

Comment 6	With respect to disclosure in the section entitled “Strategic Transactions – Combined Transactions,” please add such disclosure to the Fund’s prospectus.

Response 6	The Fund respectfully notes that combined transactions is not a principal investment strategy of the Fund and thus, the Fund has not added such disclosure to the prospectus.

Comment 7	Please reconcile the Fund’s investment restriction number 3 in the section entitled “Investment Restrictions” with the Fund’s policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks at the time of investment.

Response 7	The Fund’s investment restriction number 3 states that the Fund may pledge assets having a value of not more than 10% of its total assets in order to secure permitted borrowings from banks and that such borrowings may not exceed 5% of its value of the Fund’s assets and can be made only as a temporary measure for extraordinary or emergency purposes. This may seem at odds with the Fund’s policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks, but the reference to “(plus any borrowings for investment purposes)” comes from Rule 35d-1(d) of the 1940 Act and is not intended to amend the Fund’s fundamental investment restriction of borrowing for extraordinary or emergency purposes only.
*      *     *
          In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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